

July 7, 2009

<u>Via Facsimile (650) 463-2600 and U.S. Mail</u>
Tad J. Freese, Esq.
Latham & Watkins, LLP
140 Scott Drive
Menlo Park, CA 94-25

> **Re: Advanced Micro Devices, Inc.**
> **Schedule TO-I**
> **Filed June 29, 2009**
> **File No. 5-07443**

Dear Mr. Freese:

We have limited our review of the filing listed above to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1)(i): Offering Memorandum

Summary Term Sheet-Questions and Answers, page 1

 "Who is eligible to participate in this offer…", page 4

1.   You disclose that the offer is open to all employees residing in a country "other than
        Russia and otherwise where this Offer is not prohibited under local regulations…" In the
        question and answer that follows you disclose that persons who change their residence to
        Russia or a country where the offer is otherwise prohibited under local regulations will
        not be eligible to tender. Please note that the all-holders provision in Exchange Act Rule
        13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the
        interpretive guidance in section II.G.1 of SEC Release 33-8957. If you are relying on the
        relief provided in the global exemptive order applicable to employee stock option
        exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21,
        2001), please be advised that exemptive relief is premised on the compensatory reasons
        for the exclusion of employees, including those located in certain foreign jurisdictions.
        Accordingly, please confirm supplementally whether any exclusions of participants
        residing outside of the U.S. would be related to the overall compensatory purpose of the
        offer, or advise as to how the company is complying with the all-holders provision in
        Rule 13e-4(f)(8).

This Offer, page 12

2.   While the replacement grant date for persons who reside in the United States is defined
        as the expiration date of the offer, the Offer to Purchase indicates that the replacement
        grant date for persons residing outside the United States could be "modified" as required
        by local tax laws. Please revise to explain how this modification would impact both the
        timing of receipt of replacement options in the offer and the new exercise price
        determined as of the replacement grant date (as modified) for eligible employees who
        reside outside of the United States.

3.   Further to our comment above, please supplementally advise us of the approximate time
        lag between expiration and the replacement grant date for persons who do not reside in
        the United States. Advise us supplementally of the consideration given, if any, of the
        prompt payment provisions specified in Rule 14e-1(c) and whether a modified
        replacement grant date complies with such provision.

4.   It appears that replacement options could theoretically be granted to different groups of
        employees on different dates based on whether the eligible employees reside in the
        United States or a foreign jurisdiction. Could this result in tendering option holders

receiving differing amounts of consideration, given that the new exercise price and exchange ratio will be determined based on the closing price of the company's common stock on the actual replacement grant date? If so, tell us why you believe this is consistent with Rule 13e-4(f)(8)(ii).

Procedures for Electing to Exchange Options, page 14

5.   In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications. We may have additional comments.

6.   The Offer to Purchase omits reference to the paper election form that persons may opt to use instead of the website. We note that the option to use a paper election form and the means by which persons must tender such form are more clearly described in other exhibits. Please revise the Offer to Purchase document to clearly specify that paper election forms are available, may be used at the tendering holder's option, and indicate how such forms must be validly returned.

Withdrawal Rights, page 15

7.   We note you restrict holders' means of withdrawal to the form such holders used to tender. Tell us the consideration given if any, to the possibility that an eligible employee who tendered via one means may not have access to the same means but may have access to alternative methods of submitting their withdrawal on a date prior to expiration. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Section 6. Conditions of the Exchange Offer, page 16

8.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

9.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the

Tad Freese, Esq.
Latham & Watkins LLP
July 7, 2009
Page 4

end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Additional Information, page 22

10. Please revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. For example, include the ratio of earnings to fixed charges disclosure.

Miscellaneous, page 28

11. Refer to comment 1 above and the disclosure in the last paragraph on page 28. While you may make the offer only to employees in certain jurisdictions where eligibility is based on a compensation-related reason, you may not rely on the all-holders/best-price exemption in the global exemptive order for option exchange offers (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001) to restrict access to the offer solely because of your failure to satisfy local law in a given jurisdiction. Please revise the disclosure here accordingly.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Mellissa Campbell Duru
       Special Counsel
       Office of Mergers & Acquisitions